UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 3 November 2014

NOVOGEN LIMITED (NASDAQ:NVGN) (ASX:NRT)

MARKET RELEASE

November 3, 2014

Novogen Limited — Trading Halt

Novogen Limited (“Company”) has requested a trading halt to be granted by ASX and Nasdaq MarketWatch, pending a material announcement regarding a placement of ordinary shares (“Placement”).

The Company will make the offer available to sophisticated investors and professional investors via the ASX BookBuild Facility (“BookBuild”) and via traditional placement means with stockbrokers.

We provide the following information in support of the request:

1.	The reason for the trading halt is that a placement is pending;
2.	The Company considers the announcement may have a material impact on trading in the Company’s securities and as such the market should be provided time to receive and review full details of the placement;
3.	The Company has issued an announcement to the ASX providing full details of the Placement and BookBuild;
4.	The Company will notify ASX and Nasdaq MarketWatch when the trading halt is to end;
5.	The Company is not aware of any reason why the trading halt should not be granted; and
6.	The Company is not aware of any additional information it is required to disclose in relation to the request for the trading halt.

For more information, please contact:

Graham Kelly CEO +61 (0) 2 9472 4100 Graham.Kelly@novogen.com	Lionel Mateo Company Secretary +61 (0) 2 9472 4100 Lionel.Mateo@novogen.com

NOVOGEN LTD — ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com